                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                      ------------------------------------




                           DAVIDSON GROWTH PLUS, L.P.
                                (Name of Issuer)



                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)


                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------


                               JOHN K. LINES, ESQ.
                          GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (864) 239-1000

                                    COPY TO:

                               JOHN A. HEALY, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      ------------------------------------

                                  JUNE 17, 1997
             (Date of Event Which Requires Filing of this Statement)



-------------------------------------------------------------------------------


[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[ ]      Check box if a fee is being paid with the statement.
-------------------------------------------------------------------------------

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                   Page 2
          -------------                                          -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            INSIGNIA PROPERTIES, L.P.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]
-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                          [ ]
-------------------------------------------------------------------------------

    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------

                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                2,415.33
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  2,415.33
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         2,415.33
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                          [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%  (Based on 28,371.75 Units reported
                                             outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         PN
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                   Page 3
          -------------                                          -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            INSIGNIA PROPERTIES TRUST
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                          [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         MARYLAND
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                2,415.33
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  2,415.33
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         2,415.33
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                          [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                 8.5%     (Based on 28,371.75 Units reported
                                          outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                   Page 4
          -------------                                          -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             DGP ACQUISITION, L.L.C.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                          [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                None
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  None
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         None
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                          [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        0%  (Based on 28,371.75 Units reported
                                            outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                   Page 5
          -------------                                          -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                         INSIGNIA FINANCIAL GROUP, INC.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         WC
-------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

                                                                          [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                2,415.33
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  2,415.33
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         2,415.33
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                           [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      8.5%  (Based on 28,371.75 Units reported
                                            outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                   Page 6
          -------------                                          -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         IB HOLDING, INC.
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                         Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                          [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                None
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  None
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         None
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                          [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      0%   (Based on 28,371.75 Units reported
                                           outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
===============================================================================

----------------------------------          -----------------------------------
CUSIP No.      None                   13D                   Page 7
          -------------                                          -
----------------------------------          -----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                 ANDREW L. FARKAS
-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
    3.        SEC USE ONLY


-------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS

                                        Not Applicable
-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                          [ ]
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                        UNITED STATES
-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
           UNITS                                  None
       BENEFICIALLY         ---------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                2,415.33
        PERSON WITH         ---------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  None
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  2,415.33
-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        2,415.33
-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES
                                                                          [ ]
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       8.5%  (Based on 28,371.75 Units reported
                                              outstanding as of March 31, 1997)
-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                        IN
===============================================================================

                         AMENDMENT NO. 2 TO SCHEDULE 13D


            This Amendment No. 2, which relates to units of limited partnership interest ("Units") in Davidson Growth Plus, L.P., a Delaware limited partnership (the "Partnership"), and is being filed jointly by Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT"), DGP Acquisition, L.L.C., a Delaware limited liability company ("Acquisition"), Insignia Financial Group, Inc., a Delaware corporation ("Insignia"), IB Holding, Inc., a Delaware corporation ("Holding"), and Mr. Andrew L. Farkas ("Mr. Farkas") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D originally filed with the Commission on January 18, 1996 (the "Original Statement"), as amended by Amendment No. 1 filed with the Commission on April 25, 1997 (as amended, the "Statement"). The Original Statement was filed jointly by the Reporting Persons, Riverdale Investors Corp., Inc., whose successor in interest is Riverdale L.L.C. ("Riverdale"), and Mr. Carl C. Icahn ("Mr. Icahn").

            The following Items of the Statement are hereby supplemented and/or amended as indicated:

ITEM 2.     IDENTITY AND BACKGROUND.

            Effective June 16, 1997, Jeffrey P. Cohen is serving as a Vice President of IPT. Mr. Cohen's principal occupation is to serve as Senior Vice President--Investment Banking of Insignia, and his business address is 375 Park Avenue, Suite 3401, New York, NY 10152. Mr. Cohen is a United States citizen.

            Neither Acquisition nor Holding any longer beneficially owns any Units (see Item 5), and each is in the process of being dissolved under applicable law. Accordingly, this Amendment No. 2 constitutes the final Schedule 13D filing by each of Acquisition and Holding.

            As a result of the purchases described in Item 5, the Reporting Persons have been advised that Riverdale and Mr. Icahn have ceased to beneficially own 5% or greater of the outstanding Units, and that Riverdale and Mr. Icahn will separately file an amendment to the Original Statement to that effect.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate amount of funds used by Insignia in making the purchases described in Item 5(c) was $525,287, and Insignia used its working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

            The Reporting Persons acquired the Units for investment purposes. None of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Partnership or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, (d) any change in the present management of the Partnership, (e) any material change in the present capitalization or dividend policy of the Partnership, (f) any other material change in the Partnership's business or corporate structure, (g) any other material change in the Partnership's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person, (h) causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above. However, the Reporting Persons may acquire additional Units, whether through private purchases, tender or exchange offers or by any other means deemed advisable. The Reporting Persons also may consider selling some or all of their Units, either directly or by a sale of one or more interests in one or more of the Reporting Persons, depending among other things on liquidity, strategic, tax and other considerations.

            Although the Reporting Persons do not intend to change current management or the operation of the Partnership and have no current plans for any extraordinary transaction involving the Partnership, these plans could change in the future. In addition, the Reporting Persons expect that consistent with its fiduciary obligations, Davidson Growth Plus GP Corporation, which is the general partner of the Partnership and an affiliate of the Reporting Persons (the "General Partner"), will seek and review opportunities to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or combinations of the Partnership with one or more other entities, with the objective of seeking to maximize returns to holders of Units. In that regard, the Reporting Persons expect the General Partner will carefully consider any suggestions or proposals the Reporting Persons may make.

            The Reporting Persons have been advised that the possible future transactions the General Partner expects to consider on behalf of the Partnership include (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the Partnership;
(iii) sales of assets, individually or as part of a complete liquidation; and
(iv) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which the General Partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Reporting Persons), in any of which holders of Units might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. A merger or other consolidation transaction and certain kinds of other extraordinary transactions would require a vote of the limited partners in the Partnership. The Reporting Persons' primary objective in acquiring the Units is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those Units.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a)-(b) IPLP owns 2,415.33 Units, representing approximately 8.5% of the outstanding Units based on the 28,371.75 Units reported by the Partnership to be outstanding at March 31, 1997. IPT, Insignia and Mr. Farkas may be deemed to be beneficial owners of the Units owned by IPLP by reason of their respective relationships with IPLP. IPT is the sole general partner of IPLP, and Insignia is the majority shareholder of IPT. Mr. Farkas is the Chairman, Chief Executive Officer and President of Insignia and is the beneficial owner of approximately 27.9% of its outstanding common stock. Accordingly, for purposes of this Amendment No. 2, all of the Reporting Persons other than Acquisition and Holding are reporting that they share the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,415.33 Units owned by IPLP.

            (c) On June 17, 1997, Insignia purchased, in a privately negotiated transaction, (i) the 50% equity interest in Acquisition owned by Riverdale (the "Acquisition Interest") for an aggregate purchase price of $513,000 and (ii) 25 Units from Longacre Corp. ("Longacre") for an aggregate purchase price of $12,287. Both Riverdale and Longacre are controlled by Mr. Icahn. Effective as of June 17, 1997, (i) Insignia contributed the Acquisition Interest and the Units acquired from Longacre to IPT in exchange for common shares of IPT, and (ii) IPT in turn contributed the Acquisition Interest and those Units to IPLP in exchange for additional units of general partner interest in IPLP. Effective June 18, 1997, Acquisition (which is now a wholly-owned subsidiary of IPLP) transferred and assigned the 1,126.79 Units owned by it to IPLP. No other transactions in the Units have been effected by any of the Reporting Persons within the last 60 days.

            (d)    Not applicable.

            (e)    See Item 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 7.1 Purchase and Sale Agreement, dated as of June 17, 1997, between Insignia and Riverdale.

Exhibit 7.2 Contribution Agreement, dated as of June 17, 1997, between Insignia and IPT.

Exhibit 7.3 Contribution Agreement, dated as of June 17, 1997, between IPT and IPLP.

Exhibit 7.4 Agreement of Joint Filing, dated July 7, 1997, among the Reporting Persons.

                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 1997

                                         INSIGNIA PROPERTIES, L.P.

                                         By:     Insignia Properties Trust,its
                                                 General Partner



                                         By:     /s/ Jeffrey P. Cohen
                                            ----------------------------------
                                                 Jeffrey P. Cohen
                                                 Vice President


                                         INSIGNIA PROPERTIES TRUST



                                         By:     /s/ Jeffrey P. Cohen
                                            ----------------------------------
                                                 Jeffrey P. Cohen
                                                 Vice President


                                         DGP ACQUISITION, L.L.C.

                                         By:     Insignia Properties, L.P., its
                                                 sole Member

                                         By:     Insignia Properties Trust, its
                                                 General Partner



                                         By:     /s/ Jeffrey P. Cohen
                                            ----------------------------------
                                                 Jeffrey P. Cohen
                                                 Vice President

                                          INSIGNIA FINANCIAL GROUP, INC.



                                          By:     /s/ Jeffrey P. Cohen
                                            ----------------------------------
                                                  Jeffrey P. Cohen
                                                  Senior Vice President


                                          IB HOLDING, INC.



                                          By:     /s/ Jeffrey L. Goldberg
                                            ----------------------------------
                                                  Jeffrey L. Goldberg
                                                  President





                                          /s/ Andrew L. Farkas
                                          ------------------------------------
                                          Andrew L. Farkas

N
                                      12

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.        DESCRIPTION
-----------        -----------

    7.1 Purchase and Sale Agreement, dated as of June 17, 1997, between Insignia and Riverdale.

    7.2 Contribution Agreement, dated as of June 17, 1997, between Insignia and IPT.

    7.3            Contribution Agreement, dated as June 17, 1997, between
                   IPT and IPLP.

    7.4 Agreement of Joint Filing, dated July 7, 1997, among the Reporting Persons.



                                      13